Associated Automotive Group Incorporated
                           2600 South Federal Highway
                           Delray Beach, Florida 33483

                                                       Telephone (561) 279-8700
                                                       Telecopier (561) 243-2100

                                                       June 12, 2002

VIA EDGAR

United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:     Lisa Beth Chessin, Office of Small Business Review

Re:            Associated Automotive Group Incorporated Registration
               Statement on Form S-3
               File No. 333-85092

Ladies and Gentlemen:

         Associated Automotive Group Incorporated, a Florida corporation (the "Company") hereby withdraws its previous withdrawal request dated May 30, 2002 as filed with the Securities and Exchange Commission and herein resubmits its withdrawal request.

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Associated Automotive Group Incorporated, a Florida corporation, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement of Form S-3 (No. 333-85092). The Company request to withdraw the Registration Statement is based on the Securities and Exchange Commission's comments regarding the Company's eligibility to use Form S-3 registration. No securities were sold in connection with the Registration Statement.


                                                              Sincerely,

                                                              /s/ David Jacoby
                                                              ------------------
                                                              David Jacoby
                                                              Vice President

cc: Atlas Pearlman, P.A.